SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated August 18, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 14 August 2006, the following Directors/Persons Discharging Managerial Responsibility, purchased
Partnership Shares and were awarded Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP).  The Shares were purchased/allocated at £6.07 per share under the terms of the ESOP.  As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                           Partnership Shares Ordinary Matching Shares Ordinary    Total Interest in Ordinary Shares of
                           Shares of 42p               Shares of 42p               42p each following this notification*

John Campbell              21                          8                           15,673
Stephen Dunn               21                          8                           24,796
Willie MacDiarmid          21                          8                           26,565
Susan Reilly               21                          8                           14,887
David Rutherford           21                          8                           15,188

*All less than 1% of the issued share capital

Mrs Sheelagh Duffield
Company Secretary

Telephone: 0141 636 4544

18 August 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: August 18, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary